FILE NO. 82-5069




RECEIVED
JAN 30 2002
167

SUPPL

TECHNOVISION SYSTEMS INC.

dba UNIServe Online

Aldergrove, BC, October 5, 2001 - Technovision Systems Inc. (CDNX:TVS) announces that pursuant to a settlement agreement dated September 26, 2001, the company's Chief Operating Officer, Ross Jepson, has surrendered his employment contract, agreed to a one-year non-competition clause, and tendered his immediate resignation. Additionally, the company has recaptured an additional 909,092 of its shares that were issued under a Share Exchange Agreement and Share Management Indenture dated October 2, 2000, that was part of the consideration for the purchase of iTCANADA.com Inc. The shares will be returned to the company treasury for cancellation. A payment of $100,000 cash will be made to Mr. Jepson in monthly installments of $15,000.

Technovision is a Canadian company listed on the Canadian Venture Exchange under the symbol TVS. Through its Registered Trademark, UNIServe Online, TVS is now the largest independent full-service Internet communications company in BC providing Internet connectivity, consultation and web services. Additionally, TVS continues to move into the Ontario and Alberta markets in a manner that maintains the company's low cost structure and profitability. For more information visit www.tvs.net or call investor relations at 604.856.6281 ext. 331, or e-mail jwise@uniserve.com .

ON BEHALF OF THE BOARD OF DIRECTORS

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

"Gordon Tremain"

Gordon Tremain, President & CEO

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

dw 2/1

FILE No. 82-5069

Press Release

TECHNOVISION SYSTEMS INC.

dba UNIServe Online

TECHNOVISION REVIEWS DISPUTE WITH ITC VENDOR AND DIRECTOR

Aldergrove, BC, October 19, 2001 - Technovision Systems Inc. (CDNX:TVS) is providing a review of the Company's dispute with Diane Urquhart, one of the ITCanada vendors and one of its directors ("Urquhart"), and others, along with some background information.

ITCanada.com Acquisition Agreement

By agreement dated October 2, 2000 (the "ITC Acquisition Agreement"), the Company acquired the shares of iTCanada.com. Inc. ("ITC"). ITC had option agreements to purchase 28 companies ("Target Companies") with a total stated to be 175,000 Internet access subscribers. The Company issued as consideration 9,090,909 common shares to Montreal Trust Company subject to the terms of a share management indenture (the "Indenture"). The shares were issued subject to cancellation. For each 25,000 new subscribers coming from the target companies a certain number of shares would NOT be cancelled. The following table shows the staged number of these shares that would NOT be cancelled if the Company completed acquisition agreements to acquire target companies, or new target companies introduced by ITC principals, before December 31, 2001:

Number of New Subscribers	Shares NOT to be Cancelled
25,000	2,727,273
50,000	total of 5,454,546
75,000	total of 7,272,727
100,000	total of 9,090,908

The Indenture provides that the shares in trust will be voted in favor of a Board of Directors consisting of Gordon Tremain, Stephen Winters, Denise Page, Larry Lees, Diane Urquhart and Bernard Borgmann, and as to all other matters as directed by a majority of the directors of the Company. The shares are subject to the Surplus Securities Tier 2 release provisions (over a period of six years from release from trust) pursuant to the provisions of Policy 5.4 Escrow and Vendor Consideration of the CDNX. The Indenture also provides that the sale of shares from the trust in aggregate may not exceed a number per month in excess of three percent of the Company's float.

Settlement with Borgmann Group

On March 28, 2001 the Company completed an agreement with five of the ITC vendors other than Urquhart and Ross Jepson ("Jepson") by which they released rights to 5,258,128 shares. The following shows the remaining number of shares which would have been attributable to Urquhart and Jepson if NOT cancelled.

Number of New Subscribers	Shares Not to be Cancelled
25,000	1,586,133
50,000	total of 2,548,982

75,000	total of	3,190,881
100,000	total of	3,832,780

Pursuant to the same agreement, Bernard Borgmann released the Company from an employment agreement for two years at $125,000 a year and resigned as a director, officer and employee. The Company obtained these releases for an aggregate of $610,000 payable in 12 equal monthly installments from cash on hand.

Urquhart's Claim

In April, 2001, Urquhart claimed in arbitration proceedings that the Company's acquisition of the assets of PW Internet Gateway Information Systems Inc., which was completed in January, 2001, should count as an acquisition under the terms of the ITC Acquisition Agreement. On May 17, 2001, the Company disputed the claim and counterclaimed against Urquhart.

On July 23, 2001, Urquhart filed a petition in BC Supreme Court claiming against the Company, Gordon Tremain, Stephen Winters, Denise Page and Rajesh Raniga that the affairs of the Company are being conducted in a manner that is oppressive to her. The claim is for a vested interest in 2,923,688 shares being held under the Indenture, an order that the shares not be subject to cancellation, that the Company and/or any or all of the directors be directed to purchase the shares at $1.10 per share, an order that prohibits the Company from removing her as a director, that the Company provide her with documents and information on the affairs of the Company, and an order staying the arbitration. The court denied the application to stay the arbitration which continues. All other matters remain to be resolved at trial.

Settlement with Jepson

On September 26, 2001, the Company completed an agreement with Jepson by which he released rights to 909,092 shares held by Montreal Trust under the Indenture leaving 2,923,688 shares in trust, all of which if NOT cancelled are attributable to Urquhart in the following staged amounts:

Number of New Subscribers		Shares Not to be Cancelled
25,000		1,419,475
50,000	total of	2,064,138
75,000	total of	2,493,913
100,000	total of	2,923,688

The Company also obtained a release from an employment agreement with Jepson for two years at $175,000 a year, along with Jepson's resignation as Chief Operating Officer. The Company obtained these releases for $100,000 payable in monthly installments of $15,000.

Subscribers Acquired to Date

Since the ITC Acquisition Agreement was executed, the Company has acquired approximately 5,000 subscribers from the Motionlink group of companies, and approximately 2,000 subscribers from Western Internet Portal Services Inc., both of which were Target Companies under the ITC Acquisition Agreement. Also, the Company obtained approximately 14,000 subscribers, as defined in the ITC Acquisition Agreement, from PW Internet Gateway Information Systems Inc. which are the subject of the arbitration referred to above.

The Company's Claim

On September 27, 2001 the Company filed a Statement of Claim in BC Supreme Court against Urquhart, her husband Hugh Urquhart, Jepson, Diane M. Aldrich of Eden Prairie, Minnesota, Reed Sumida of Victoria, and Graham Fletcher of Edmonton. Additional corporate defendants include three companies controlled by Ms. Aldrich: Golden Triangle On Line Inc. of Kitchener, WEDJ Canada Ltd. of Waterloo, and WEDJ Holdings Ltd. of Reno

The Company claims the defendants have attempted to take control of the Company through a campaign of slander, intentional interference with economic relations, abuse of process, self-dealing, and intimidation. The Company claims Urquhart and Jepson have breached their fiduciary duties to the Company through contacting the Company's bank and falsely accusing the Company of being mismanaged and an unfit debtor, as well as contacting the CDNX launching unfounded complaints about the directors and management of the Company and the conduct of its business. The Company also claims the defendants contacted suppliers, employees, and auditors KPMG, falsely claiming the Company is mismanaged. Additionally, it is alleged they contacted Telus, Technovision's largest supplier of telephone and Internet access, asking it to finance a takeover of the company. Also, it is alleged the defendants made derogatory comments to potential takeover targets convincing the owners of these companies to breach their agreements. The Company further claims the group contacted the federal tax agency complaining about the company and its management revealing confidential information in the process. It is claimed the defendants also threatened a TVS Director with complaints to the RCMP, and threatened employees and Directors of the Company with complaints to professional associations. In addition, at least one of the defendants allegedly contacted P. Charles Cochrane, a competitor of the Company who is currently suing two Directors, and discussed confidential Company information. The Company claims that as a result of this broad campaign, the Company has spent time and resources dealing with the CDNX and Canada Customs and Revenue Agency investigations. In addition, the Company claims its reputation and that of its directors has been damaged. Further, based on this allegedly unfounded series of complaints, the Company's bank has refused certain financing proposals putting the Company in a position where it has been unable to purchase companies that it would generate profits. The Company also claims Urquhart and Jepson had a personal undisclosed interest in the group of defendants that was attempting to take over the company. The suit claims that while the pair were Directors of ITC, they breached their fiduciary duties by paying $600,000 of ITC's money to Ms. Aldrich's Golden Triangle for a worthless option. The Company seeks court orders, declarations and damages against the defendants, led by an injunction halting the defendants from saying anything about the company, its business, or employees, to any creditors, accountants, or suppliers.

The Company is seeking injunctions to prohibit further alleged frivolous complaints, various damages, and a declaration that the complaints to the CDNX and the tax agency, formerly known as Revenue Canada, are abuses of process. The Company also seeks a court declaration that Urquhart is unfit to act as a director

ON BEHALF OF THE BOARD OF DIRECTORS



Gordon Tremain, President & CEO

FILE NO. 82-5069
FILE NO. 82-5069

Press Release

TECHNOVISION SYSTEMS INC.
dba UNIServe Online

TECHNOVISION RELEASES FINANCIAL RESULTS

Aldergrove, BC, October 19, 2001 - Technovision Systems Inc. (CDNX:TVS) has released its annual audited financial statements for the fiscal year ended May 31, 2001. The results reflect continuing significant growth through acquisitions. Gross revenue and assets are up sharply, but the company also suffered a loss for the year and an increase in short-term debt creating a working capital deficiency. These numbers are a direct result of the company's aggressive asset purchase campaign and the write-offs and debt assumptions which accompany that kind of strategy. Highlights are:-

	12 Months 2001	vs.	12 Months 2000
Gross Revenue	$9,278,012		$ 6,443,393
Gross Profit	4,737,172		3,467,556
Profit (Loss) Before Tax	(1,134,383)		1,075,532
Total Assets	8,685,140		4,879,856
Working Capital (Deficiency)	(2,069,184)		730,940
Shareholders' Equity	3,732,657		3,238,462

Technovision is a Canadian company listed on the Canadian Venture Exchange under the symbol TVS. For more information visit www.tvs.net or call investor relations at 604.856.6281 ext. 331, or e-mail jwise@uniserve.com .

ON BEHALF OF THE BOARD OF DIRECTORS



Gordon Tremain, President & CEO

FILE No. 82-5069

Press Release

TECHNOVISION SYSTEMS INC.

dba UNIServe Online

TECHNOVISION RANKED THIRD IN PROVINCE

Aldergrove, BC, October 19, 2001 - Technovision Systems Inc. (CDNX:TVS) announces that it has been ranked Number Three in the Province behind Shaw Cablesystems G.P. and Telus by *Business in Vancouver*. In its latest issue *BIV* ranks all the major Internet service providers by number of subscribers and TVS is a solid third, far ahead of AOL Canada Inc.

"I'm gratified that all our hard work has allowed us to grow into a major force in the ISP business", said Gordon Tremain, President and CEO. "Our future is bright and now that we have rolled out our high-speed ADSL service I expect the company to expand at an even faster rate".

Technovision is a Canadian company listed on the Canadian Venture Exchange under the symbol TVS. In addition to its large customer base in BC, TVS continues to move into the Ontario and Alberta markets in a manner that maintains the company's low cost structure and profitability. For more information visit www.tvs.net or call investor relations at 604.856.6281 ext. 331, or e-mail jwise@uniserve.com .

ON BEHALF OF THE BOARD OF DIRECTORS



Gordon Tremain, President & CEO

FILE No. 82-5069

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of : _ **X** _**Schedule A**
_____**Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER: Technovision Systems, Inc. (TVS)

ISSUER ADDRESS: Unit 1 - 3180 – 262nd Street
Aldergrove, BC
V4W 2Z6

ISSUER TELEPHONE NUMBER: 604.856.6281

CONTACT PERSON: Jerry Wise

CONTACT'S POSITION: Investor Relations Manager

CONTACT TELEPHONE NUMBER : 604.607.3286

FOR QUARTER ENDED: August 31, 2001

DATE OF REPORT: October 30, 2001

CERTIFICATE

THE ONE SCHEDULE REQUIRED TO COMPLETE THIS QUARTERLY REPORT IS ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Gordon Tremain	"Gordon Tremain"	October 30, 2001
NAME OF DIRECTOR	SIGNATURE	October 30, 2001
Denise Page	"Denise Page"	October 30, 2001
NAME OF DIRECTOR	SIGNATURE	October 30, 2001

Consolidated Financial Statements of

TECHNOVISION SYSTEMS INC.

(Prepared by Management)

Quarters ended August 31, 2001 nand 2000

TECHNOVISION SYSTEMS INC.

Consolidated Balance Sheet
(Unaudited - Prepared by Management)

August 31, 2001 and 2000

		2001		2000
Assets				
Current assets:				
Cash and cash equivalents	$	18,921	$	1,562,140
Accounts receivable		687,919		207,829
Inventory		19,857		3,587
Prepaid expenses		40,550		16,266
		767,247		1,789,822
Capital assets (Note 3)		3,650,476		3,227,365
Deferred charges		141,542		-
Intangible assets (Note 4)		3,102,747		-
	$	7,662,012	$	5,017,187
Liabilities and Shareholders' Equity				
Current Liabilities:				
Bank indebtedness	$	-	$	500,000
Promissory note Payable (Note 5)		355,800		-
Accounts payable and accrued liabilities		1,357,907		138,607
Deferred revenue		214,333		128,021
income tax payable		1,237		82,404
Current portion of obligations under capital leases (Note 6)		351,401		-
Current portion of long-term debt (Note 7)		768,441		5,679
		3,049,119		854,711
Obligations under capital leases (Note 6)		110,336		-
Long-term debt (Note 7)		1,109,420		529,686
Future income taxes		-		225,383
		4,268,875		1,609,780
Shareholders' equity:				
Share capital (Note 8)		3,825,110		2,362,146
Retained earnings (deficit)		(431,973)		1,045,261
		3,393,137		3,407,407
	$	7,662,012	$	5,017,187

Commitments and contingencies (Note 9)
Subsequent events (Note 13)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

____________________ Director ____________________ Director

TECHNOVISION SYSTEMS INC.

Consolidated Statement of Operations and Retained Earnings
(Unaudited - Prepared by Management)

Quarters ended August 31, 2001 and 2000

	2001	2000
Revenue	$ 3,079,315	$ 1,727,906
Cost of Sales	1,786,499	790,313
Gross Margin	1,292,816	937,593
Expenses:		
Advertising and promotion	48,687	26,288
Amortization of goodwill and customer lists	377,192	15,215
Amortization of capital assets	127,056	69,498
Automobile	492	1,326
Bad debts	2,743	60,273
Bank and credit card charges	46,022	17,939
Commissions	2,310	17,177
Consulting fees	293,980	246,500
Insurance, taxes, subscriptions	12,263	3,293
Interest - long term debt	76,781	21,430
Management wages	97,652	27,562
Office and other	23,078	24,037
Professional fees	63,118	34,300
Property and capital taxes	5,703	13,498
Rent	95,034	6,366
Repairs and maintenance	15,606	5,535
Stock exchange fees	1,075	977
Telephone	35,451	17,860
Travel	1,733	-
Utilities	3,891	2,963
Wages and benefits	275,923	61,353
	1,605,790	673,390
Income (loss) before undernoted and income tax	(312,974)	264,203
Other income and expenses (Note 10)	1,575	17,370
Unusual items (Note 11)	(28,119)	-
Income (loss) before taxes	(339,518)	281,573
Income taxes	-	112,629
Net earnings (loss)	(339,518)	168,944
Retained earnings (deficit), begininnig of quarter	(92,455)	876,317
Retained earnings (deficit) , end of quarter	$ (431,973)	$ 1,045,261
Net earnings (loss) per share	$ (0.02)	$ 0.02
EBITDA	$ 241,511	$ 387,716

See accompanying notes to financial statements

TECHNOVISION SYSTEMS INC.

Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)

Quarters ended August 31, 2001 and 2000

	2001	2000
Cash provided by (used in):		
Operating Activities:		
Cash receipts from customers	**$ 3,109,964**	$ 1,727,298
Cash paid to suppliers and employees	**(2,446,490)**	(1,467,619)
Interest received	**1,820**	15,886
Interest paid	**(76,781)**	-
Income taxes paid	**-**	94
Other	**(2,612)**	1,484
	$ 585,901	$ 277,143
Investing Activities:		
Deferred financing and acquisition costs	**9,514**	-
Business acquisitions	**-**	-
Purchase of capital assets	**(172,843)**	(106,054)
	(163,329)	(106,054)
Financing Activities:		
Decrease in bank indebtedness	**(28,944)**	-
Principal repayment on promissory note	**(152,486)**	-
Principal repayment on long-term debt	**(205,308)**	(1,771)
Principal repayment on capital lease obligations	**(133,557)**	-
Advance repaid by related parties	**-**	(705)
	(520,295)	(2,476)
Increase (decrease) in cash and cash equivalents	**(97,723)**	168,613
Cash and cash equivalents, beginning of year	**116,644**	893,527
Cash and cash equivalents, end of quarter	**$ 18,921**	$ 1,062,140

See accompanying notes to consolidated financial statements.

1. Nature of operations:

Technovision Systems Inc. (the "Company") was incorporated on January 19, 1988 under the Company Act of British Columbia. Its principal business activity is the provision of Internet access and related services.

2. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries, Panther Computer Systems Inc. ("Panther"), iTCanada.com Inc. and 1340362 Ontario Ltd. All significant inter-company transactions and balances have been eliminated.

(b) Cash and cash equivalents:

Cash and cash equivalents represent cash on deposit and term deposits having terms to maturity of 90 days or less when acquired.

(c) Term deposits:

Term deposits have terms to maturity of greater than 90 days but less than one year when acquired.

(d) Inventory:

Inventory consists of used modems for resale and various computer and office supplies. Inventory is valued at the lower of cost and net realizable value.

(e) Capital assets:

Capital assets are recorded at the lower of cost less accumulated amortization, and net realizable value. Amortization is provided on a declining-balance basis at annual rates designed to amortize the assets over their estimated useful lives as follows:

Asset	Rate
Building	4%
Automobile	30%
Online equipment	15%
Office equipment	20%
Software	100%
Signs	20%

2. Significant accounting policies (continued):

(f) Deferred charges:

Deferred charges consist of financing fees that are amortized over the term of the related long-term debt, and business acquisition costs incurred with respect to potential targets for which negotiations were still ongoing as at year end. Business acquisition costs will be recorded as part of the purchase price if the transaction is completed successfully, or expensed if an acquisition does not proceed.

(g) Intangible assets:

The excess of the purchase price over the fair values of the net assets acquired has been allocated to identifiable intangible assets, including customer lists, trademark and goodwill. Intangible assets are being amortized on a straight-line basis over three years. On an ongoing basis, management reviews the valuation and amortization of intangible assets, taking into consideration any events and circumstances which might have impaired the fair value. Intangible assets are written down to fair value on an individual intangible asset basis when declines in value are considered to be other than temporary based upon a comparison of the asset's carrying values to the undiscounted amount of expected future cash flows derived from that asset.

(h) Income taxes:

In December 1997, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Section 3465 of the CICA Handbook, Income Taxes ("Section 3465"). Section 3465 requires a change from the deferred method of accounting for income taxes to the asset and liability method.

Under the asset and liability method of Section 3465, future income taxes and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when these temporary differences reverse. Under Section 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

Pursuant to the deferral method, which was applied in 1999 and prior years, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferral method, deferred taxes were not adjusted for subsequent changes in tax rates.

The Company has adopted the new standard effective June 1, 2000 without restatement of prior year financial statements. However, the Company has determined that there is no effect on the prior years' results.

2. Significant accounting policies (continued):

(i) Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the amount of revenues and expenses recognized during the reporting period. To these financial statements, the most significant application of estimates is in the assessment of the underlying value of accounts receivable, intangible assets lists and the amortization rate of capital assets. Actual results could differ from those estimates and these differences could have a significant impact on the financial statements.

(j) Earnings per share:

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the years presented. The weighted average number includes the effect of common shares issued into escrow. Fully diluted earnings per share, calculated assuming that all the options and share purchase warrants were exercised at the beginning of year, have not been presented as the exercise of the options and share purchase warrants is not dilutive.

(k) Stock-based compensation plans:

The Company has stock-based compensation plans, which are described in note 11. No compensation expense is recognized for these plans when the stock or stock options are issued to employees. Any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital.

(l) Revenue recognition:

Revenues derived from monthly Internet access subscribers and Internet access set-up charges are recognized as services are provided. The Company bills its Internet access subscribers in advance for direct access to the Internet, but defers recognition of these revenues until the service is provided. Revenue from the sale of retail products is recognized upon product delivery.

(m) Credit risk:

The Company's accounts receivable potentially subjects the Company to credit risk, as collateral is generally not required. The Company's risk of loss is limited due to advance billings to customers for services and the use of pre-approved charges to customer credit cards. The large number of customers comprising the customer base mitigates the concentration of credit risk.

(n) Financial instruments:

The carrying amounts of cash and cash equivalents, term deposits, accounts receivable, accounts payable and accrued liabilities and promissory note payable approximate their fair values because of the short-term to maturity of these instruments. The carrying amount of bank indebtedness, long-term debt and obligations under capital leases approximate their fair values as the debt bears interest at a rate which approximates market rates.

2. Significant accounting policies (continued):

(o) Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current quarter.

3. Capital assets:

	Cost	Accumulated amortization	Net book value
Land	$ 639,104	$ –	$ 639,104
Building	479,063	88,390	390,673
Automobile	25,578	18,680	6,898
Online equipment	3,278,635	1,040,005	2,238,630
Office equipment	372,624	122,219	250,405
Software	353,136	234,359	118,777
Signs	15,155	9,166	5,989
	$ 5,163,295	$ 1,512,819	$ 3,650,476

4. Intangible assets:

	Cost	Accumulated amortization	Net book value
Trademark	$ 80,000	$ 20,000	$ 60,000
Customer lists	4,446,272	1,403,639	3,042,633
Incorporation costs	221	107	114
	$ 4,526,495	$ 1,423,746	$ 3,102,747

5. Promissory note payable:

Promissory note is repayable in monthly installments of $50,000. The note bears interest at a rate of 15% per annum, which will be forgiven if all monthly payments are made on time. The note is secured by a Release Agreement, which will become void if the Company is in default of payments.

6. Obligations under capital leases:

The Company leases online and office equipment under capital leases expiring at various dates to 2004. As at August 31, 2001, future minimum lease payments under these leases are as follows:

2002	$ 404,864
2003	108,061
2004	1,549
Total minimum lease payments	514,474
Amount representing interest (at rates ranging from 9.45% to 25.50%)	52,737
Present value of net minimum capital lease payments	461,737
Current portion of obligations under capital leases	351,401
	$ 110,336

Interest of $19,895 (2000 – nil) relating to capital lease obligations has been included in interest expense.

7. Long-term debt:

	2001	2000
Aldergrove Credit Union: *Commercial mortgage payable in monthly instalments of* $523 plus interest at prime plus 1% per annum and secured by land and building and assignment of rental income	$ 412,569	$ 535,365
Royal Bank of Canada: Loan payable in monthly instalments of $22,562 plus interest at the bank's prime lending rate plus 1% per annum. The loan is secured by a general security agreement covering all property, guarantee and postponement of claim by Panther, and a collateral first mortgage of $200,000 on land and building owned by Panther	199,667	–
Royal Bank of Canada: Loan payable in monthly instalments of $46,875 plus interest at the bank's prime lending rate plus 1.25% per annum. The loan is secured by a general security agreement covering all property, guarantee and postponement of claim by Panther, a collateral first mortgage of $200,000 on land and building owned by Panther and $500,000 collateral provided by the President and CEO of the Company	1,265,625	–
	1,877,861	535,365
Current portion of long-term debt	768,441	5,679
	$ 1,109,420	$ 529,686

7. **Long-term debt (continued):**

Principal payments due in the next five years are as follows:

2002	$ 768,441
2003	568,774
2004	146,899
2005	6,274
2006	6,274
	$ 1,496,662

8. **Share capital:**

(a) Authorized:

100,000,000 common shares without par value

(b) Issued and outstanding:

	Number of shares	Amount
Balance, May 31, 2000	11,205,188	2,362,146
Issued on exercise of share options	20,000	16,000
Issued on exercise of share purchase warrants	144,994	126,145
Issued on acquisition of businesses	10,741,932	1,320,820
Cancellation of escrowed shares issued on a business combination (see note 3(a))	(5,258,128)	–
Balance, May 31, 2001	16,853,986	3,825,111
New shares issued	-	-
Balance, August 31, 2001	16,853,986	$ 3,825,111

As at August 31, 2001, 5,856,955 (2000 – 2,046,021) common shares of the Company are held subject to escrow agreements under which the shares may not be transferred, assigned or otherwise dealt with without the consent of regulatory authorities.

(c) *Share purchase options:*

The Company presently does not have a formal plan for the granting of stock options. Pursuant to the policies of the Canadian Venture Exchange ("CDNX"), the Company may grant incentive stock options to its officers, directors and employees. CDNX policies permit the Company's directors to grant incentive stock options for the purchase of shares of the company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual.

8. **Share capital (continued):**

The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be less than the average closing price of the Company's shares on the ten trading days immediately preceding the day on which the option is granted and publicly

announced. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Options vest at the time of granting and are exercisable at any time.

(c) Share purchase options (continued):

The Company has 1,088,000 stock options outstanding as at August 31, 2001 (2000 – 1,090,000). Details of options granted are as follows:

	Number of shares	Weighted average exercise price
Balance, May 31, 2001	1,088,000	$ 0.80
Granted	-	-
Exercised	-	-
Balance, August 31, 2001	1,088,000	$ 0.80

The Company has 1,088,000 director and employee stock options outstanding at August 31, 2001 exercisable at $0.80 per share with an expiry date of January 10, 2005.

9. ***Commitments and contingencies:***

(a) The Company has obligations under long-term contracts with suppliers of communications services relating to the internet service business for various periods up to the year 2006. The contracts have minimum monthly base charges and pre-determined penalties if terminated early. Future minimum lease payments under these contracts as at August 31, 2001 are as follows:

2002	$ 10,584,196
2003	13,127,166
2004	15,162,106
2005	16,606,264
2006 and thereafter	2,795,000
	$ 58,274,734

9. Commitments and contingencies (continued):

(b) The Company is committed to operating leases on its premises for rent and on certain equipment. Future minimum lease payments under these operating leases are as follows:

2002	$	181,396
2003		168,430
2004		140,358
2005 and thereafter		-
	$	490,184

(c) The Company has been named defendant in legal actions claiming that 2,923,686 shares held in escrow not be subject to cancellation provisions contained in the ITC Acquisition Agreement (note 3(a)) and that the Company and its directors be directed to purchase these shares for $1.10 per share. Management is defending the claim and is of the opinion that there is a strong defense against the claim. Accordingly, no provision has been reflected in the accounts of the Company for this matter.

10. Other income and expenses:

	2001	2000
Interest	$ 1,820	$ 17,370
Other expenses	(245)	-
	$ 1,575	$ 17,370

11. Unusual items:

	2001	2000
Loss on disposal of capital assets	$ 28,119	$ -
Other	-	-
	$ 28,119	$ -

12. Related party transactions:

During the year, the Company had the following related party transactions:

(a) The Company paid consulting and professional fees in the amount of $320,935 (2000 – $246,500) to a companies owned by the directors of the Company. These fees represent compensation for services provided by nine people to the Company.

(b) During the year, the Company paid $96,300 for hardware and software purchases to a company owned by one of the directors.

13. Subsequent events:

(a) Subsequent to quarter-end, the Company agreed with Ross Jepson, former shareholder of iTCanada.com Inc., to pay $100,000 in agreement to the following:

(*i*) non-competition and confidentiality agreement;

(*ii*) Ross Jepson to release the Company from the employment contract signed by him; and

(*iii*) return to treasury 909,092 of the shares in the iTCanada.com Inc. agreement.

(b) Subsequent to quarter-end, 80,000 shares were returned to treasury in settlement of accounts receivable owing to the Company at May 31, 2001.

FILE No. 82-5069

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of : _______**Schedule A**
___X__**Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER: Technovision Systems, Inc. (TVS)

ISSUER ADDRESS: Unit 1 - 3180 – 262nd Street
Aldergrove, BC
V4W 2Z6

ISSUER TELEPHONE NUMBER: 604.856.6281

CONTACT PERSON: Jerry Wise

CONTACT'S POSITION: Investor Relations Manager

CONTACT TELEPHONE NUMBER : 604.607.3286

FOR QUARTER ENDED: August 31, 2001

DATE OF REPORT: October 30, 2001

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Gordon Tremain	"Gordon Tremain"	October 30, 2001
NAME OF DIRECTOR	SIGNATURE	October 30, 2001
Denise Page	"Denise Page"	October 30, 2001
NAME OF DIRECTOR	SIGNATURE	October 30, 2001

SCHEDULE B

TECHNOVISION SYSTEMS INC.

1. SCHEDULE OF EXPLORATION AND DEVELOPMENT AND GENERAL AND ADMINISTRATIVE EXPENDITURES DURING THE THREE MONTHS ENDED AUGUST 31, 2001

   See financial information Schedule A: Statement of Income and Deficit.

2. SECURITIES ISSUED DURING THE THREE MONTHS ENDED AUGUST 31, 2001

   See Notes to consolidated financial statements: Schedule A.

3. AUTHORIZED AND ISSUED SHARE CAPITAL AS OF AUGUST 31, 2001

   See Notes to consolidated financial information: Schedule A.

4. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS OF AUGUST 31, 2001.

   See Notes to consolidated financial information: Schedule A.

5. AGGREGATE AMOUNT OF EXPENDITURES MADE TO PARTIES NOT AT ARMS LENGTH FROM THE ISSUER DURING THE THREE-MONTH PERIOD.

   $ 388,435

2. OFFICERS AND DIRECTORS AS OF AUGUST 31, 2001:

   Gordon Tremain, President, CEO, Director
   Denise Page, Executive Vice-President, Secretary, Director
   Rajesh Raniga CGA, Chief Financial Officer, Director
   Stephen K. Winters, Legal Counsel, Director
   Diane Urquhart, Director
   Larry Lees, Director
   Cliff Sweeney, Director
   Ross Jepson, Chief Operating Officer
   Tom Samplonius, Vice-President Network Operations

SCHEDULE C - MANAGEMENT DISCUSSION

June 1, 2001, to August 31, 2001

Nature of Business

Technovision Systems, Inc. ("the company") is a provider of Internet and Web Services, including full networking capabilities, through its Registered Trademark, UNIServe Online. The company's products cover a wide range of Internet access services. The most common is e-mail, which allows a user to send or receive text messages to or from anyone with an Internet address. The World Wide Web allows access to a network of servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of text, graphics, video and sound. File Transfer Protocol allows a user to move and transfer files to a remote computer system connected to the Internet or transfer files from that system. Newsreader allows users to read and write messages in news groups on specific topics. Internet Relay Chat allows groups live conference discussions by subject. The company also offers commercial web services including web hosting, web development, domain name registration and scripting. Individual customers have a choice of a variety of packages of services as follows: -

a) the **Lite Package** priced at $8.95 per month provides an E-mail address and up to 10 hours of access time plus additional services,
b) the **Value Package** priced at $18.95 per month provides an E-mail address and up to 90 hours of access time plus additional services,
c) the **Standard Package** priced at $24.95 per month provides an E-mail address and up to 120 hours of access time plus additional services,
d) Web related **Single Site Package** priced at $29.95 per month (after a one-time $50 set-up fee) for 30 MB of space (for www.yourcompany.com) plus 5 e-mailboxes and 1 year domain transfer/registration,
e) Web related **Multi-Site/Reseller Package** priced at $64.95 per month (after a one-time $100 set-up fee) for 100 MB of space, 10 e-mail boxes and 1-year domain transfer/registration.
f) **DSL** services priced as low as 43.95 per month plus the cost to lease or purchase a modem.

At the date of our last filing done as of October 17, 2001, for the fiscal year ending May 31, 2001, the company had a total of 58, 650 paying subscribers. That number has not changed significantly in the period since.

Similarly, the number of subscriber telephone lines leased by the company has remained constant at around 5,900.

The company has continued its strategy of expanding its on-line operations to include a larger geographical area of BC and has recently expanded its sphere of operations to include parts of Alberta and Ontario. As of the date of this report, the company, through UNIServe Online, is providing services to the following cities: -

BRITISH COLUMBIA

Abbotsford	Chilliwack	D'Arcy	Hope
Castlegar	Courtenay	Duncan	Grand Forks
Chetwynd	Cranbrook	Dawson Creek	Fort St. John
Kamloops	Kelowna	Kitimat	Lillooet

MacKenzie	Merritt	Nanaimo	Nelson
Parksville	Penticton	Prince George	Prince Rupert
Port Alberni	Trail	Vanderhoof	Vernon
Quesnel	Smithers	Terrace	100 Mile House
Squamish	Vancouver	Whistler	Campbell River
Victoria	Williams Lake	Sechelt	Creston
Ganges			

ALBERTA

Edmonton	Calgary

ONTARIO

London	Barrie	Toronto

In total, there are approximately 225 communities in BC where UNIServe currently provides a complete range of Internet access products.

Investor Relations Activities

The company has continued to maintain and develop its Internet Web Site at http://www.tvs.net where a complete information package is available for download. The company issues news releases via a news wire service and through its Web Site, and sends investor information to persons on the company's database. It also maintains contact with brokers, analysts and interested shareholders.

A full-time employee of the company now handles the investor relations function in addition to other duties. The individual has many years experience related to public companies, business management, stock markets, and securities regulation.

Significant Risk Factors and Uncertainties

The Company is subject to a number of risks due to the nature of its business and the present state of development of business. The following factors should be considered:

1. **Key Management** - Key management functions are concentrated with a single individual, namely, Mr. Gordon Tremain. The Company has $150,000 in key man term insurance on Mr. Tremain, but this may not be adequate insurance coverage in view of the important role, which Mr. Tremain has played in the development of the Company's operations to date. The loss or diversion of his services could significantly impair future operations.

2. **Competition - Pricing** - There are now several large national providers offering services in British Columbia. Should competition based on price increase, the Company might find that the history of shakeouts evident in the equipment side of the computing industry might be repeated on the service side. There is no guarantee from the present perspective that the Company would be one of the survivors of this competitive phase.

3. **Competition -Technical Issues** - The Company provides Internet access over telephone lines. Other companies offer Internet service over cable lines and still others by wireless delivery. These systems have technical advantages such as higher speeds than the service

provided by the Company and continuous access. While the price of these services is considerably higher than prices charged by the Company, if the price of these services should be reduced to similar levels to that of the Company, it would be very difficult or impossible for the Company to compete.

4. **Competition - Barriers to Entry** - The barriers to entry in the online field are not prohibitive for companies with any substantial access to financing. The Company has developed most of the software utilities and modules that enable the operation of its on-line system. This work has taken several years. In the meantime, software vendors have developed Internet service provider management systems at economical prices which permit potential competitors to perform largely similar on-line management functions to the Company's software.

5. **Competition - High-Speed Services** - Potential subscribers are looking more and more frequently at some sort of high-speed delivery system for their Internet services. The Company is aggressively offering ADSL high speed Internet access but the profit margins are slimmer than with the Company's dial-up access service. Therefore as high speed becomes more and more commonplace profits could drop.

6. **No Proprietary Protection** - The Company does not enjoy the benefits of proprietary protection in relation to the online technology. Other companies possessing adequate capital resources could conceivably duplicate the Company's progress to date.

7. **Ability to Generate Sufficient Operating Revenues** - The continued operations of the Company's on line service, particularly in the event of strong price competition from large well financed services or from technically superior services may become dependent upon its ability to generate sufficient operating revenues or to obtain additional financing. There can be no assurances given that such revenues can be generated, nor that additional financing can be obtained. If the Company is unable to generate such revenues or obtain additional financing, any investment in the securities of the Company may be lost.

8. **Ability to Recruit Qualified Personnel** - Although the Company's management has experience in the industry within which the Company proposes to operate, the Company's long term success may be dependent upon its ability to recruit other qualified personnel.

9. **Marketing Dynamics**- The current success in marketing subscriptions by the Company may reflect the portion of the potential user base easily convinced of the merits of the service, combined with the limited number of users disenchanted with alternative services. There is no reliable prediction as to whether this base will continue to expand.

10. **Regulatory Environment** - Although there are currently few issues of regulation facing the on-line services industry in Canada, or in the United States, regulatory authorities generally follow where revenue growth is evident. There can be no guarantee that an unregulated information market place will persist into the future.

11. **Third-Party Insolvency** – The Company obtains its Internet feed and telephone lines from third party providers. Should any of the suppliers used by the Company cease to supply this access to the Company for any reason, the Company might be forced to use suppliers which are more expensive, or if such third parties choose to supply Company's competitors but not the Company, the Company might be put in an non-competitive position.

12. **Share Dilution** - As at September 15, 2001, there were options outstanding to purchase, in the aggregate, 1,088,000 common shares. Such options, if fully exercised, would constitute approximately 6.07 % of the Company's resulting share capital. The exercise

of such options and the subsequent resale of such common shares in the public market could aversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

13. **British Columbia Incorporation** - The Company is incorporated under the laws of the Province of British Columbia, Canada and all of the Company's directors and officers are residents of Canada. It may be difficult for investors in the United States to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction in the matter, as determined by the Canadian court. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

14. **Absence of Dividends** - The Company has never paid dividends. There can be no assurance that the Company's directors will ever declare dividends, which action is completely within their discretion.

Management Changes to date of this report.

On June 29, 2001, Cliff Sweeney was appointed a Director, and on July 5, 2001, Owen Barker was laid off as VP Finance and Administration and his duties were assumed by the company's CFO. On September 26, 2001, Ross Jepson resigned as Chief Operating Officer.

News Releases, Material Change Reports, and Significant Transactions from June 1, 2001, to the date of this report.

On August 17, 2001, the company announced that the international accounting firm of KPMG has been engaged as the company's auditor upon the resignation of the existing audit firm of Delves Freer Anderson Raniga. With the company expanding nationally, it was felt by Management that the time had come to appoint an auditing firm who could cover all areas of the country. Also, announced was the fact that an additional outside Director, Cliff Sweeney, had been appointed to the Board. Mr. Sweeney is a professional business consultant and prior to 1994 he was a senior executive in the investment banking division of a major Canadian Chartered Bank.

On October 5, 2001, the company announced that pursuant to a settlement agreement dated September 26, 2001, the company's Chief Operating Officer, Ross Jepson, had surrendered his employment contract, agreed to a one-year non-competition clause, and tendered his immediate resignation. Additionally, the company has recaptured 909,092 of its shares that were issued under a Share Exchange Agreement and Share Management Indenture dated October 2, 2000, that was part of the consideration for the purchase of iTCANADA.com Inc. The shares were returned to the company treasury for cancellation. A payment of $100,000 cash will be made to Mr. Jepson in monthly installments of $15,000 which approximates his former salary.

On October 19, 2001, the company published a review of its dispute with Diane Urquhart, one of the ITCanada vendors and one of its directors ("Urquhart"), and others, along with some background information as follows: -

a) ITCanada.com Acquisition Agreement

By agreement dated October 2, 2000 (the "ITC Acquisition Agreement"), the Company acquired the shares of iTCanada.com. Inc. ("ITC"). ITC had option agreements to purchase 28 companies ("Target Companies") with a total stated to be 175,000 Internet access subscribers. The Company issued as consideration 9,090,909 common shares to Montreal Trust Company subject to the terms of a share management indenture (the "Indenture"). The shares were issued subject to cancellation. For each 25,000 new subscribers coming from the target companies a certain number of shares would NOT be cancelled. The following table shows the staged number of these shares that would NOT be cancelled if the Company completed acquisition agreements to acquire target companies, or new target companies introduced by ITC principals, before December 31, 2001:

Number of New Subscribers	Shares NOT to be Cancelled
25,000	2,727,273
50,000	total of 5,454,546
75,000	total of 7,272,727
100,000	total of 9,090,908

The Indenture provides that the shares in trust will be voted in favor of a Board of Directors consisting of Gordon Tremain, Stephen Winters, Denise Page, Larry Lees, Diane Urquhart and Bernard Borgmann, and as to all other matters as directed by a majority of the directors of the Company. The shares are subject to the Surplus Securities Tier 2 release provisions (over a period of six years from release from trust) pursuant to the provisions of Policy 5.4 Escrow and Vendor Consideration of the CDNX. The Indenture also provides that the sale of shares from the trust in aggregate may not exceed a number per month in excess of three percent of the Company's float.

b) Settlement with Borgmann Group

On March 28, 2001 the Company completed an agreement with five of the ITC vendors other than Urquhart and Ross Jepson ("Jepson") by which they released rights to 5,258,128 shares. The following shows the remaining number of shares which would have been attributable to Urquhart and Jepson if NOT cancelled.

Number of New Subscribers	Shares Not to be Cancelled
25,000	1,586,133
50,000	total of 2,548,982
75,000	total of 3,190,881
100,000	total of 3,832,780

Pursuant to the same agreement, Bernard Borgmann released the Company from an employment agreement for two years at $125,000 a year and resigned as a director, officer and employee. The Company obtained these releases for an aggregate of $610,000 payable in 12 equal monthly installments from cash on hand.

c) Urquhart's Claim

In April, 2001, Urquhart claimed in arbitration proceedings that the Company's acquisition of the assets of PW Internet Gateway Information Systems Inc., which was completed in January, 2001, should count as an acquisition under the terms of the ITC Acquisition Agreement. On May 17, 2001, the Company disputed the claim and counterclaimed against Urquhart. On July 23, 2001, Urquhart filed a petition in BC Supreme Court claiming against the Company, Gordon Tremain, Stephen Winters, Denise Page and Rajesh Raniga that the affairs of the Company are being conducted in a manner that is oppressive to her. The claim is for a vested interest in 2,923,688 shares being held under the Indenture, an order that the shares not be subject to cancellation, that the Company and/or any or all of the directors be directed to purchase the shares at $1.10 per share, an order that prohibits the Company from removing her as a director, that the Company provide her with documents and information on the affairs of the Company, and an order staying the arbitration. The court denied the application to stay the arbitration which continues. All other matters remain to be resolved at trial.

d) Settlement with Jepson

On September 26, 2001, the Company completed an agreement with Jepson by which he released rights to 909,092 shares held by Montreal Trust under the Indenture leaving 2,923,688 shares in trust, all of which if NOT cancelled are attributable to Urquhart in the following staged amounts:

Number of New Subscribers	Shares Not to be Cancelled
25,000	1,419,475
50,000	total of 2,064,138
75,000	total of 2,493,913
100,000	total of 2,923,688

The Company also obtained a release from an employment agreement with Jepson for two years at $175,000 a year, along with Jepson's resignation as Chief Operating Officer. The Company obtained these releases for $100,000 payable in monthly installments of $15,000.

e) Subscribers Acquired to Date

Since the ITC Acquisition Agreement was executed, the Company has acquired approximately 5,000 subscribers from the Motionlink group of companies, and approximately 2,000 subscribers from Western Internet Portal Services Inc., both of which were Target Companies under the ITC Acquisition Agreement. Also, the Company obtained approximately 14,000 subscribers, as defined in the ITC Acquisition Agreement, from PW Internet Gateway Information Systems Inc. which are the subject of the arbitration referred to above.

f) The Company's Claim

On September 27, 2001 the Company filed a Statement of Claim in BC Supreme Court against Urquhart, her husband Hugh Urquhart, Jepson, Diane M. Aldrich of Eden Prairie, Minnesota, Reed Sumida of Victoria, and Graham Fletcher of Edmonton. Additional corporate defendants include three companies controlled by Ms. Aldrich: Golden Triangle On Line Inc. of Kitchener, WEDJ Canada Ltd. of Waterloo, and WEDJ Holdings Ltd. of Reno. The Company claims the defendants have attempted to take control of the Company through a campaign of slander, intentional interference with economic relations, abuse of process, self-dealing, and intimidation. The Company claims Urquhart and Jepson have breached their fiduciary duties to the Company through contacting the Company's bank and falsely accusing the Company of being mismanaged and an unfit debtor, as well as contacting the CDNX launching unfounded complaints about the directors and management of the Company and the conduct of its business. The Company also

claims the defendants contacted suppliers, employees, and auditors KPMG, falsely claiming the Company is mismanaged. Additionally, it is alleged they contacted Telus, Technovision's largest supplier of telephone and Internet access, asking it to finance a takeover of the company. Also, it is alleged the defendants made derogatory comments to potential takeover targets convincing the owners of these companies to breach their agreements. The Company further claims the group contacted the federal tax agency complaining about the company and its management revealing confidential information in the process. It is claimed the defendants also threatened a TVS Director with complaints to the RCMP, and threatened employees and Directors of the Company with complaints to professional associations. In addition, at least one of the defendants allegedly contacted P. Charles Cochrane, a competitor of the Company who is currently suing two Directors, and discussed confidential Company information. The Company claims that as a result of this broad campaign, the Company has spent time and resources dealing with the CDNX and Canada Customs and Revenue Agency investigations. In addition, the Company claims its reputation and that of its directors has been damaged. Further, based on this allegedly unfounded serie s of complaints, the Company's bank has refused certain financing proposals putting the Company in a position where it has been unable to purchase companies that it would generate profits. The Company also claims Urquhart and Jepson had a personal undisclosed interest in the group of defendants that was attempting to take over the company. The suit claims that while the pair were Directors of ITC, they breached their fiduciary duties by paying $600,000 of ITC's money to Ms. Aldrich's Golden Triangle for a worthless option. The Company seeks court orders, declarations and damages against the defendants, led by an injunction halting the defendants from saying anything about the company, its business, or employees, to any creditors, accountants, or suppliers. The Company is seeking injunctions to prohibit further alleged frivolous complaints, various damages, and a declaration that the complaints to the CDNX and the tax agency, formerly known as Revenue Canada, are abuses of process. The Company also seeks a court declaration that Urquhart is unfit to act as a director

Summary and Analysis of Financial Operations

Revenue has grown from $1,727,907 to $3,079,315 which is an increase of 78% over the same period in the last fiscal year. The company experienced a loss before allowance for unusual items of $312,974 compared to a profit of $264,203 for the 1st quarter of 2000. The loss was caused primarily from ongoing large amortization write-offs relative to asset purchases completed earlier in the year. The company also suffered a net loss for the quarter of $339,518 or $0.02 per share compared to a profit of $168,944 or $0.02 per share for the same quarter in 2000.

Working capital is in a deficit position of $2,281,872 versus positive working capital of $935,111as at August 31, 2000. The deficit has been caused by short-term debt taken on as a result of the acquisitions mentioned earlier. Management is of the opinion that the company's significant cash flow is more than adequate to service this level of debt. Acquisitions have also caused the company's capital assets to increase from $3,227,365 as at August 31, 2000 to $6,753,223 at the end of the quarter under review.

EBITDA decreased from $370,346 to $268,055 for the 3-month period

FILE NO. 82-5

Press Release

TECHNOVISION SYSTEMS INC.

dba UNIServe Online

TECHNOVISION RELEASES FIRST QUARTER FINANCIAL RESULTS

Aldergrove, BC, October 31, 2001 - Technovision Systems Inc. (CDNX:TVS) has released its unaudited financial statements for the first quarter ended August 31, 2001. Gross revenue is up 78% and the asset base grew 53% when compared to the same period last year. However, the company is continuing to show an operating loss and a working capital deficiency as a direct result of its aggressive asset purchase campaign and the write-offs and debt assumptions which accompany that kind of strategy. Highlights are:-

	3 Months 2001	vs.	3 Months 2000
Gross Revenue	$3,079,315		$ 1,727,906
Gross Profit	1,292,816		937,593
Profit (Loss) Before Tax	(339,518)		281,573
Total Assets	7,662,012		5,017,187
Working Capital (Deficiency)	(2,281,872)		935,111
Shareholders' Equity	3,393,137		3,407,407
EBITDA	268,055		370,346

Management is of the opinion that the company's continuing significant cash flow is more than adequate to service the current level of debt.

In other news, the company recently had 80,000 of its shares returned to the Treasury for cancellation to settle some outstanding accounts receivable. The shares were originally issued into escrow relative to the purchase of assets from the Motionlink Group. Total issued capital now stands at 15,864,894 shares.

Technovision is a Canadian company listed on the Canadian Venture Exchange under the symbol TVS. For more information visit www.tvs.net or call investor relations at 604.607.3286, or e-mail jwise@uniserve.com .

ON BEHALF OF THE BOARD OF DIRECTORS

"Gordon Tremain"

Gordon Tremain, President & CEO

FILE No. 82-506

TECHNOVISION SYSTEMS INC.

ANNUAL

INFORMATION

FORM

September 15, 2001

TABLE OF CONTENTS

ANNUAL INFORMATION FORM

TECHNOVISION SYSTEMS INC.

Unit 1 - 3180 - 262nd Street
Aldergrove, BC V4W 2Z6
Telephone: 604.607.3286 Fax: 604.856.7655 E-mail: jwise@uniserve.com

September 15, 2001

Item 1: Incorporation

Technovision Systems Inc. was incorporated under the laws of British Columbia on January 19, 1988 by Memorandum under the Company Act (British Columbia). The Company has no operating subsidiaries.

The registered and records office of the Company is at 1050 -1030 West Georgia Street, Vancouver, British Columbia, V6C 1G8. The head office and operations of the Company are at 1, 3180 - 262nd St., Aldergrove, British Columbia, V4W 2Z6.

Item 2: General Development of Business

From 1988 until 1992 the Company developed a video telephone technology which it abandoned in 1992. From 1992 to 1994 the Company offered a bulletin board service to computer users in the Lower Mainland area of British Columbia. In July 1994 the Company began offering Internet connection, which it called "UNIServe". It also acquired all of the issued and outstanding shares of Panther Computer Systems Inc. ("Panther") from Gordon Tremain, president of the Company. Panther had operated a computer retail operation since 1985 in Aldergrove, British Columbia. The Company discontinued operations as a computer retailer during 1996 when its Internet service business expanded significantly.

The Company completed an initial public offering and listing on the Vancouver Stock Exchange in December, 1995.

Item 3: Narrative Description of the Business

The Company provides Internet services across British Columbia and into parts of Alberta and Ontario through its Registered Trademark UNIServe Online. The Internet is a global computer communication network which allows users to access and exchange information provided by participants worldwide.

UNIServe can be reached by users toll-free from 45 points of presence (POPs) which cover almost all of British Columbia's populated territory plus the company's market areas in Alberta and Ontario. These POPs include such places as 100 Mile House, Abbotsford, Chilliwack, D'Arcy, Campbell River, Castlegar, Chetwynd, Courtney, Cranbrook, Creston, Dawson Creek, Duncan, Fort St. John, Grand Forks, Hope, Kamloops, Kelowna, Kitimat, Lillooet, Mackenzie, Merritt, Nanaimo, Nelson, Parksville, Penticton, Port Alberni, Prince George, Prince Rupert, Quesnel, Salt Spring Island, Sechelt, Smithers, Squamish, Terrace, Trail, Vancouver, Vanderhoof, Vernon, Victoria, Williams Lake, and Whistler, as well as Edmonton and Calgary in Alberta, and London, Barrie, and Toronto in Ontario.

The Company leases more than 5,900 telephone lines used to provide Internet access in these locations. It also has approximately 200 resellers of its service across British Columbia.

Most of these resellers are computer hardware, software and service retailers.

The Company controls and operates all of its POPs remotely from a new Network Operations Centre (NOC) located in downtown Vancouver, and manages its Internet services across the country from its offices in Aldergrove, BC . Aldergrove is located approximately 40 miles east of metropolitan Vancouver. The Company owns its office building, which has approximately 7,000 square feet of office space and has 65 full time employees.

The Company's Internet services cover several types of service common to Internet service providers. E-mail allows a user to send or receive text messages to or from anyone with an Internet address. World Wide Web is access to a network of servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of graphics, video and sound. File Transfer Protocol allows a user to move and transfer files to a remote computer system connected to the Internet or transfer files from that system. Newsreaders allow users to read and write messages in news groups on specific topics. Internet Relay Chat allows groups live conference discussions by subject. The Company also offers commercial web services including web hosting, web development, domain name registration and customer scripting. The company is just starting to over new, high-speed ADSL services to its subscribers.

Risk Factors

The Company is subject to a number of risks due to the nature of its business and the present state of development of business. The following factors should be considered:

1. **Key Management** - Key management functions are concentrated with a single individual, namely, Mr. Gordon Tremain. The Company has $150,000 in key man term insurance on Mr. Tremain, but this may not be adequate insurance coverage in view of the important role, which Mr. Tremain has played in the development of the Company's operations to date. The loss or diversion of his services could significantly impair future operations.

2. **Competition - Pricing** - There are now several large national providers offering services in British Columbia. Should competition based on price increase, the Company could find that the history of shakeouts evident in the equipment side of the computing industry might be repeated on the service side. There is no guarantee from the present perspective that the Company would be one of the survivors of this competitive phase.

3. **Competition -Technical Issues** - The Company provides Internet access over telephone lines. Other companies offer Internet service over cable lines and still others by wireless delivery. These systems have technical advantages such as higher speeds than the service provided by the Company and continuous access. While the price of these services is considerably higher than prices charged by the Company, if the price of these services should be reduced to similar levels to that of the Company, it would be very difficult or impossible for the Company to compete.

4. **Competition - Barriers to Entry** - The barriers to entry in the online field are not prohibitive for companies with any substantial access to financing. The Company has developed most of the software utilities and modules that enable the operation of its on-line system. This work has

taken several years. In the meantime, software vendors have developed Internet service provider management systems at economical prices that permit potential competitors to perform largely similar on-line management functions to the Company's software.

5. **Competition - High Speed Services** - Potential subscribers are looking more and more frequently at some sort of high speed delivery system for their Internet services. The Company can offer ADSL high speed Internet access but the profit margins are slimmer than with the Company's dial-up access service. Therefore as high speed becomes more and more commonplace profits could drop.

6. **No Proprietary Protection** - The Company does not enjoy the benefits of proprietary protection in relation to the online technology. Other companies possessing adequate capital resources could conceivably duplicate the Company's progress to date.

7. **Ability to Generate Sufficient Operating Revenues** - The continued operations of the Company's on line service, particularly in the event of strong price competition from large well financed services or from technically superior services may become dependent upon its ability to generate sufficient operating revenues or to obtain additional financing. There can be no assurances given that such revenues can be generated, nor that additional financing can be obtained. If the Company is unable to generate such revenues or obtain additional financing, any investment in the securities of the Company may be lost.

8. **Ability to Recruit Qualified Personnel** - Although the Company's management has experience in the industry within which the Company proposes to operate, the Company's long term success may be dependent upon its ability to recruit other qualified personnel.

9. **Marketing Dynamics-** The current success in marketing subscriptions by the Company may reflect the portion of the potential user base easily convinced of the merits of the service, combined with the limited number of users disenchanted with alternative services. There is no reliable prediction as to whether this base will continue to expand.

10. **Regulatory Environment** - Although there are currently few issues of regulation facing the on-line services industry in Canada, or in the United States, regulatory authorities generally follow where revenue growth is evident. There can be no guarantee that an unregulated information market place will persist into the future.

11. **Third-Party Insolvency** - The Company obtains its Internet feed and telephone lines from third party providers. Should any of the suppliers used by the Company cease to supply this access to the Company for any reason, the Company might be forced to use suppliers which are more expensive, or if such third parties choose to supply Company's competitors but not the Company, the Company might be put in an non-competitive position.

12. **Share Dilution** - As at September 15, 2001, there were options outstanding to purchase, in the aggregate, 1,088,000 common shares. Such options, if fully exercised, would constitute approximately 6.42 % of the Company's resulting share capital. The exercise of such options and the subsequent resale of such common shares in the public market could aversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may

grant additional share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

13. **British Columbia Incorporation** - The Company is incorporated under the laws of the Province of British Columbia, Canada and all of the Company's directors and officers are residents of Canada. It may be difficult for investors in the United States to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction in the matter, as determined by the Canadian court. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

14. **Absence of Dividends** - The Company has never paid dividends. There can be no assurance that the Company's directors will ever declare dividends, which action is completely within their discretion.

Item 4: Selected Consolidated Financial Information

(1) Set forth below is certain financial data for the Company for the last five completed financial years:

		For the year ended May 31				
		2001	**2000**	**1999**	**1998**	**1997**
(a)	Net sales or total revenues	9,278,012	6,443,393	5,038,939	3,172,217	1,737,244
(b)	Income or (loss) before discontinued operations and extraordinary items:					
	(i) in total	(968,770)	582,839	596,089	695,176	69,762
	(ii) on a per share basis	(0.063)	0.052	0.054	0.075	0.008
	(iii) on a fully diluted per share basis	(0.056)	0.048	0.048	0.068	0.008
(c)	Net income or (loss):					
	(i) in total	(968,770)	582,839	596,089	695,176	69,762
	(ii) on a per share basis	(0.063)	0.052	0.054	0.075	0.008
	(iii) on a fully diluted per share basis	(0.056)	0.048	0.048	0.068	0.008
(d)	Total assets	8,685,140	4,879,856	4,121,519	1,414,767	1,024,053
(e)	Total Long-term debt, retractable preferred shares and redeemable preferred shares	1,251,613	531,457	536,421	-	202,513
(f)	Cash dividends per share	-	-	-	-	-
(g)	[Other pertinent information] – Shareholders' equity	3,732,657	3,238,462	2,619,623	1,102,534	407,358

Total Sales	**2001**	**2000**	**1999**	**1998**	**1997**
Internet	9,278,012	6,426,439	5,020,995	3,132,047	1,710,711
Computer Hardware	NIL	16,954	17,944	40,170	36,533

(2) Set forth below is certain financial information of the Company for each of the last eight quarters:

	Quarter Ended:	May 31, 2001	Feb. 28, 2001	Nov. 30, 2000	Aug 31, 2000	May 31, 2000	Feb. 28, 2000	Nov. 30, 1999	Aug 31, 1999
(a)	Net sales or total revenues	3,441,121	2,437,709	1,671,276	1,727,906	1,798,466	1,634,986	1,577,881	1,432,060
(b)	Income or loss before discontinued operations and extraordinary items:								
	(i) in total	(331,285)	(153,674)	161,640	168,944	209,315	84,737	139,625	149,162
	(ii) on a per share basis	(0.020)	(0.009)	0.016	0.023	0.019	0.0090	0.0126	0.0136
	(iii) on a fully diluted per share basis	(0.019)	(0.008)	0.014	0.020	0.017	0.0073	0.0114	0.0122
(c)	Net income or loss:								
	(i) in total	(1,145,680)	(153,674)	161,640	168,944	209,315	84,737	139,625	149,162
	(ii) on a per share basis	(0.072)	(0.009)	0.016	0.023	0.019	0.0090	0.0126	0.0136
	(iii) on a fully diluted per share basis	(0.068)	(0.008)	0.014	0.020	0.017	0.0073	0.0114	0.0122

Item 5: Management's Discussion and Analysis

The following discussion and analysis of the Company's financial condition and results of operation for the three fiscal years ended May 31, 2001, 2000, and 1999, should be read in conjunction with the audited consolidated financial statements and the related notes, as well as statements made elsewhere in this Annual Information Form. The audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars.

Results of Operations

The Company's operations are primarily directed to Internet service related sales. The total sales for the years 1999 through 2001 consist of Internet service related sales and computer hardware sales. The Company has phased out computer hardware sales and service over the period. The Company has reached profitability over most of the period and is generating capital to sustain and expand operations. The Company may however find it necessary to raise further capital through taking debt or through the issuance of shares for acquisitions and expansion.

Fiscal Year Ended May 31, 2001 Compared to May 31, 2000

Revenue for the 12 months under review has increased from $6,443,393 to $9,278,012 an increase of 44% over the last fiscal year. Income from operations, or gross margin, has increased from $3,467,556 to $4,737,172 an increase of 36% for the fiscal year 2001. The percentage increase in gross margin was lower than the percentage increase in total revenue due to the need to carry a staff complement surplus to requirements. The redundant personnel came from a number of acquisitions that closed early in the New Year. These people were subsequently let go as the integration of acquired assets was completed.

The company experienced a net loss for the year totaling $968,770 after recovery of some income tax due to the application of tax loss carry-forwards. In the previous fiscal year the company generated a profit after tax of $582,839. The loss was created in part by a massive increase in the amortization of both intangible and capital assets because of the acquisitions mentioned earlier. Total amortization expense grew from $321,943 in fiscal 2000 to $1,399,783 in fiscal 2001, an increase of $1,077,840. The company also had large increases in the expense categories of consulting fees ($466,501 increase), management wages ($282,630 increase),

professional fees ($252,543 increase), and wages and benefits ($272,093) increase. All of this growth in expenses can be attributed to the company approximately doubling in size over the past ten months which creates an expense bulge in the short term. Because of the overall loss incurred during the fiscal year under review, the company experienced a loss of $0.06 per share as opposed to earnings of $0.05 per share in fiscal 2000.

Fiscal Year Ended May 31, 2000 Compared to May 31, 1999

Revenue for the year-end May 31, 2000, grew to $6,443,393 from $5,038,939 for the year-end May 31, 1999, a 28 % increase. Gross profit grew from $2,688,947 in 1999 to $3,467,556 in 2000, an increase of 29%.

Income from operations for the year ended May 31, 1999 was $1,112,232 and for the year ended May 31, 2000, was $1,041,260. Earnings before depreciation grew from $865,323 to $904,782. Overhead charges not including depreciation stood at $1,307,481 for the year ended May 31, 1999 and $2,104,343 for the year ended May 31, 2000, while increasing from 25.9% to 32.6% of sales. Earnings per share fully diluted were $0.049 for the year ended May 31, 1999 and $0.0.48 for the year ended May 31, 2000. Earnings per share before depreciation were $0.071 in 1999 and $0.074 in 2000.

Fiscal Year Ended May 31, 1999 Compared to May 31, 1998

Revenue grew from $3,172,217 for the year-end May 31, 1998 to $5,038,939 for the year-end May 31, 1999, a 59 percent increase. Gross profit grew from $1,542,171 in 1998 to $2,688,947 an increase of 74 percent, due both to the sales increase and an increase in margin from 47 to 53 percent of sales.

During this period income from operations grew from $719,580 to $1,112,232, an increase of 54 percent and earnings before depreciation grew from $901,535 to $1,381,466. Overhead charges not including depreciation grew from $640,636 to $1,307,481, increasing from 20 to 26 percent of sales. Earnings per share fully diluted were $0.075 for the year ended May 31, 1998 and $0.048 for the year ended May 31, 1999. Earnings per share before depreciation and taxes were $0.097 in 1998 and $0.0125 in 1999.

Liquidity and Capital Resources

The company had a working capital deficiency as at May 31, 2001, of $2,069,184 compared to a working capital surplus of $730,940 as at May 31, 2000. The deficiency was caused primarily by short-term debt taken on as part of the consideration paid for acquired assets. Given the current satisfactory level of cash flow and the continuing reduction in expenses, management is of the opinion that the working capital deficit is manageable. The value of capital assets, both tangible and intangible, has increased significantly from $3,206,024 to $7,084,632, a gain of $3,878,608 over the 12 month period ending May 31, 2001. Management, along with the company's auditors, has agreed that the company's most valuable asset, being its customer lists, will be now be classed as an intangible asset. This gain in value of the company's assets can be measured against the lower increase in total debt of $3,311,089. EBITDA decreased from $1,441,898 to $472,517 for the 12-month period.

The Company's working capital was $730,940 at May 31, 2000, and $632,654 at May 31, 1999. Capital assets increased from $2,637,035 to $3,206,024. Long term debt of $536,421 at May 31, 1999, increased to $531,457 at May 31, 2000. Total assets at May 31, 1999, of $4,121,519 increased to $4,879,856.

The Company's working capital was $632,654 at May 31, 1999, and $10,533 at May 31, 1998. Capital assets increased from $1,112,454 to $2,637,035. Long term debt was nil at May 31, 1998, and $536,421 at May 31, 1999. Total assets at May 31, 1998, of $1,414,767 increased to $4,121,519.

Item 6: Market for Securities

The Company is a reporting company in the Province of British Columbia and its Common Shares are listed and posted for trading on the Canadian Venture Exchange under the trading symbol "TVS".

Item 7: Directors and Officers

(1) The following are the full names, municipality of residence, positions with the Company and principal occupations within the preceding five years of all of the directors and officers of the Company:

Name and Resident Municipality	Position	Occupation During the Last Five Years
Gordon Tremain Langley, BC	President and Director	President and a Director of the Company
Denise Page Langley, BC	Executive Vice President, Secretary, and Director	Executive Vice President, Secretary, and a director of the Company
Raj Raniga Surrey, BC	Chief Financial Officer and Director	Chief Financial Officer and Director of the Company since Dec., 2000. Previously a partner with Delves Freer Anderson & Raniga, Certified General Accountants.
Stephen Winters North Vancouver, BC	Director	Lawyer
Larry Lees Aldergrove, BC	Director	Retired since August, 2000. Previously District Sales Representative, Western Canada, Krown Rust Control Inc.
Diane Urquhart Toronto, ON	Director	Principal, Galaxy Capital Management Corporation since 1997. Previously a Research Director at Scotia Capital Markets.
Cliff Sweeney North Vancouver, BC	Director	Currently Chief Operating Officer Boughton Peterson Yang Anderson since July, 2001, and Principal, Marlatt Management Inc. since 1998. Previously President of Indexonly Technologies Inc, from 1999 to 2000 and Principal of CFS Trading Co. Ltd. from 1994 to 1998. Prior to 1994 was Director Corporate Finance and Manager Corporate Banking for a major Canadian Chartered Bank.
Tom Samplonius Langley, BC	Vice President Network Operations	Vice President Network Operations for the Company.

Gordon Tremain

Mr. Tremain has been president of the Company since its incorporation in 1988 and has been primarily responsible for the development of the Internet service business. He has worked in the computer industry since 1978. Mr. Tremain has experience with many aspects of PC computing, and especially the networking and on-line data industry. His formal education focused on telecommunications and arts with studies being conducted at Simon Fraser University (one year - 1976), Kwantlen University College

(Associates Arts Degree - 1975), Vancouver Vocational Institute (1968), and at the Air Service Training Academy (1970). Mr. Tremain's entrepreneurial vision prompted him to direct his attention to the emerging interactive online data industry in 1988 and he incorporated the Company for the purpose of becoming involved in the business.

Denise Page
Ms. Page has been a director of the Company since February 1996, and Chief Financial Officer of the Company since July 1998. She has been responsible for the development of the Company's accounting and finance management systems since 1996. She has Honours standing in her Certified General Accountant studies where she is currently completing levels four and five of six levels.

Raj Raniga
Mr. Raniga was a founding partner in the accounting firm of Delves Freer Anderson & Raniga Certified General Accountants, the company's auditors from 1995 until their resignation. He has worked with the company's senior management for many years as well as a being a source of financial advice in different areas. Raj has now joined the company as CFO and his detailed knowledge of company operations coupled with his accounting and management expertise will allow him to participate in the decision making process.

Stephen K. Winters
Mr. Winters has been a director of the Company since March 1998 and has been legal counsel to the Company since 1994. He is a lawyer specializing in securities law and has many publicly traded companies as clients. Mr. Winters graduated with a BA (Honours) in history from Queen's University (1973) and a LL.B. from the University of Windsor (1978) along with an MBA from the University of Southern California (1982).

Larry Lees
Mr. Lees has been a director of the Company since May, 1994. Retired since August, 2000, he was formerly a District Sales Representative with Krown Rust Control Inc. for western Canada since 1984. He had approximately 60 retail and 10 industrial dealers of Krown's product in BC and was helping develop the market in Alberta and Saskatchewan. His skills in developing multi-office sales networks are useful as the Company expands its service area.

Diane Urquhart
Ms. Urquhart is the CEO of Galaxy Capital Management, a privately held investment counselor and securities advisor. Prior to 1997, she was the Managing Director of Equity Research and Strategic Technology at Scotia Capital Market, and prior to that Ms. Urquhart was the Managing Director of Equity Research and Equity Strategy at Burns Fry. Previous to that she was the Director of Economics and Business Development at the Toronto Stock Exchange. Ms. Urquhart's experience in the securities industry will be useful as the Company develops its financing plans. She has a BA in Economics and Mathematics from McMaster University and an MA in Monetary Economics from the University of Toronto.

Cliff Sweeney
Mr. Sweeney is a professional business consultant specializing in management mentoring, turn-around

situations, as well as companies wishing to expand operations or build administrative systems and procedures. From 1977 to1994 he held various positions within the Canadian banking and securities industries culminating in reaching the position of Regional Director, Corporate Finance, within the merchant banking division of a major Canadian Chartered Bank. Mr. Sweeney has a B.Com. (Business Admin) from Concordia University, Montreal, and has taken numerous corporate finance courses at Harvard Business School, Boston.

Tom Samplonius
Mr. Samplonius joined the Company in 1994 and was appointed Vice-President Network Operations in 1999. He is a computer-networking specialist with a background focused on information technology including B.Sc.(Computer) studies.

Directors were elected at the last Annual General Meeting of the Company held on November 30, 2000, or were appointed since that date, and shall serve until the next Annual General Meeting or until their successors are appointed. Officers are appointed by the Board of Directors and serve at the pleasure of the Board.

The Company has an Audit Committee comprised of Raj Raniga, Cliff Sweeney, and Larry Lees. The Company does not have any other executive committees of directors.

As of September 15, 2001, 6,227,704 common shares (total of free shares and escrow shares) of the Company were beneficially owned, directly or indirectly, by the directors and senior officers, as a group, representing 39.25 % of the issued and outstanding voting securities (15,864,894 common shares). The total shares held by insiders as set out above, does not include up to an additional 2,923,688 shares which could conceivably be delivered to Ms. Urquhart pursuant to a Share Purchase Indenture and Share Management Agreement relative to the Company's purchase of iTCANADA.com Inc. At the same date, directors and senior officers, as a group, held options to acquire up to a total of 1,088,000 shares from the Company being 1,058,000 shares at a price of $0.80 good until January 10, 2005, and 30,000 shares at a price of $0.80 good until December 1, 2005.

Item 8: Additional Informational

The Company appointed KPMG LLP as its auditor by director's resolution dated April 9, 2001. Pursuant to National Policy 31 the Company delivered a notice to Delves Freer Anderson Raniga, its former auditor, and to KPMG LLP, its successor auditor, and received confirming letters from the same.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Information Circular prepared on behalf of management in contemplation of the Company's next Annual General Meeting (which is scheduled to be held on November 30, 2001, at its Head Office located in Aldergrove, BC). Additional information is also provided in the Company's comparative financial statements for the 12-month period ended May 31,

2001, and the 12-month period ended May 31, 2000.

(1) The Company will provide to any person, upon request to the Secretary of the Company:

(a) When the securities of the Company are in the course of a distribution pursuant to a short form prospectus of a preliminary short form prospectus has been filed in respect of a distribution of its securities,

(i) One copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

(ii) One copy of the comparative financial statement of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

(iii) One copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that Information Circular, as appropriate, and

(iv) One copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) At any other time, one copy of any other documents referred to in item (1)(a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if a person who is not a security holder of the Company makes the request.

Requests for copies pursuant to the foregoing should be made to the Secretary of the Company at the head office of the Company noted above.